Exhibit 4.6

Amended Deed

This Amended Deed (the “Deed”) is made on 30th June, 2015 between:

(1)      Abengoa Yield plc, a company incorporated under the laws of England and Wales with registered number 08818211 and registered office at Great House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF (“Yieldco”); and

(2)      Abengoa Concessions Investments Limited, a company incorporated under the laws of England and Wales with registered number 08818214 and registered office at 1 Park Row, Leeds, United Kingdom, LS1 5AB (“ACI”);

(3)      Abengoa Concessions, S.L., a company duly incorporated under the laws of Spain having its registered office located at Campus Palmas Altas, C/ Energía Solar nº 1, 41014, Seville, Spain, registered in the Commercial Register of Seville (Spain), folio 161 of tome 5.784 of General Companies, sheet number SE-99.466, 1st inscription, with Fiscal Identification Code number B-90108044 (referred to hereinafter as the “AC”).

Whereas:

(A)     Yieldco holds a exchangeable preferred equity investment in the capital of Abengoa Concessoes Brasil Holding (“ACBH”) pursuant to which Yieldco has the right to receive a preferred dividend of US$18,400,000 per year beginning in the third fiscal quarter of 2014 in the terms set forth in the Amended and Restated Shareholder Agreement dated as of 30 June, 2015 (“Company SHA”). For a period of five years commencing with the third fiscal quarter of 2014, this preferred dividend is payable in four quarterly installments of US$ 4,600,000 each on 31 March, 30 June, 30 September and 31 December of each year (each a “Quarterly ACBH Dividend”). Following the expiry of this five year period, the preferred dividend of US$18,400,000 may be  payable in its entirety on an annual basis, such payment to be made within 5 (five) business days as from its declaration in the following year (the “Annual ACBH Dividend”) in accordance with the article 3.1(c) of Company SHA.

 (B)     ACI has the right to receive any final dividends that are declared or interim dividends that are paid on any shares in the capital of Yieldco registered in the name of ACI at the time at which the entitlement to receive such dividend is determined. Subject to applicable law and regulation, Yieldco expects to pay a quarterly dividend to its shareholders beginning in the third fiscal quarter of 2014 on or about the 75th day following the expiration of each fiscal quarter to Yieldco’s shareholders of record on or about the 60th day following the last day of such fiscal quarter (each dividend paid by Yieldco, a “Yieldco Dividend”).

(C)      AC, a subsidiary of Abengoa S.A. (“Abengoa”), is the owner of 70,43% of ACI.

(D)      Yieldco and ACI entered into a Deed dated as of 13 June, 2014 (“Existing Deed”) pursuant to which the parties thereto agreed certain arrangements with respect to the Yieldco Dividends.

(E)       In consideration of the mutual covenants and agreements herein contained, the parties hereto have agreed to amend the Existing Deed as hereinafter set forth.

It is agreed as follows:

1    Deferred Dividend

The parties irrevocably agree that:

1.1 in the event of a Shortfall (as defined in the paragraph 1.2. below) for any ACBH fiscal quarter, or ACBH fiscal year, as the case may be, AC unconditionally:

a)
guarantees to Yieldco, as a primary obligor and not as a surety merely, the due and punctual performance, satisfaction, payment and discharge of the Shortfall when due, including any obligation assumed by the ACBH due to any amendment, substitutions, amendments and restatements, replacements or renewals of the Company SHA or extension thereof, as the case may be; and

b)
undertakes (i) to pay the relevant Shortfall to Yieldco immediately when due on first demand as if AC was the principal obligor; or, as the case may be, (ii) to instruct any of its subsidiaries, other than Yieldco and Yieldco´s subsidiaries, to satisfy such payments.

1.2 In the event of AC fails to fulfil the obligations set forth in the paragraph 1.1 above, the parties irrevocably agree that the provisions set out in this Deed (from 1.3  to 1.9, Section 2 , Section 3 and 4)  shall continue to apply thereafter and shall be in full force and effect.

1.3 where a Quarterly ACBH Dividend is less than US$4,600,000 or the Annual ACBH Dividend is less than US$18,400,000, the difference shall be calculated for the relevant ACBH fiscal quarter or the relevant ACBH fiscal year, as the case may be, and such difference shall be the “Shortfall” for that ACBH fiscal quarter or that ACBH fiscal year, as the case may be;

1.4 in the event of a Shortfall for any ACBH fiscal quarter, or ACBH fiscal year,  as the case may be, Yieldco shall defer the payment of a portion of any Yieldco Dividend(s) payable to ACI in respect of the equivalent period, such that the aggregate amounts withheld from any such Yieldco Dividend(s) shall be equal to the aggregate amount of all Shortfalls in respect of the relevant period (and any such deferral(s) being a “Deferred Dividend(s)”) (provided always that where there is a Shortfall in respect of an Annual ACBH Dividend: (i) a quarter of the amount of such Shortfall shall be withheld from the next four quarterly Yieldco Dividends); or (ii) where Yieldco no longer intends to pay dividends on a quarterly basis, such Shortfall shall be withheld from the Yieldco Dividend(s) payable in the subsequent fiscal year on a proportional basis);

1.5 the aggregate amount of all Deferred Dividends shall be held by Yieldco in a designated cash reserve account;

1.6 any such Deferred Dividends shall not bear interest;

1.7 where a Quarterly ACBH Dividend is more than US$4,600,000, or the Annual ACBH Dividend is more than US$18,400,000, the difference shall be calculated for the relevant ACBH fiscal quarter, or the relevant ACBH fiscal year, as the case may be, and such difference shall be the “Excess” for that ACBH fiscal quarter, or that ACBH fiscal year, as the case may be;

1.8 in the event of an Excess for any ACBH fiscal quarter, or any ACBH fiscal year, as the case may be, Yieldco shall pay an amount equal to the Excess to ACI in satisfaction of an equivalent amount owing pursuant to any accrued Deferred Dividends; and

1.9      in determining the amount of the Quarterly ACBH Dividend or the Annual ACBH Dividend for the purposes of this Deed (including whether there has been a Shortfall or an Excess for a given ACBH fiscal quarter or ACBH fiscal year (as the case may be)), regard shall be had only to the cash amount received by Yieldco after all deductions or withholdings of or in respect of tax from such Quarterly ACBH Dividend or Annual ACBH Dividend under Brazilian law.

2    Mandatory purchase

2.1     In the event that ACI’s portion of the expected Yieldco Dividend in respect of the following fiscal year as set out in Yieldco’s guidance for such fiscal year (the “Guidance”) is lower than US$18,400,000 (including, without limitation, as a result of ACI’s shareholding in Yieldco having decreased) (a “Transfer Stake Event”), Yieldco shall be entitled to sell and ACI shall (following notice from Yieldco of its decision, if any, to sell) be obliged to purchase (or shall cause an affiliate, other than Yieldco, to purchase) a portion of the preferred equity investment in ACBH (the “Transfer Stake”) from Yieldco in accordance with this Clause 2.

2.2      The size of the Transfer Stake to be transferred pursuant to Clause 2.1 shall be determined such that, on the basis of the relevant Guidance, the preferred dividends to be paid to Yieldco by ACBH during the twelve months following the transfer shall, as near as reasonably practicable, be equivalent to (but in any case without exceeding) ACI’s portion of the Yieldco Dividends expected to be paid in respect of the same twelve month period.

2.3      Within 15 business days following a Transfer Stake Event, Yieldco shall (if it wishes to sell a Transfer Stake) notify ACI in writing of such event. ACI and Yieldco shall attempt in good faith to reach agreement in respect of the purchase price for the Transfer Stake and, if they are unable to do so within 15 business days following ACI’s receipt of such notice, the purchase price shall be determined by an independent expert selected by the independent board members of Yieldco out of two Big 4 auditing firms previously selected by ACI out of the Big 4 auditing firms.

2.4      In the event that a Transfer Stake is transferred pursuant to this Clause 2, the provisions set out in this Deed shall continue to apply thereafter save that any reference to:

2.4.1   “US$4,600,000” or a “Quarterly ACBH Dividend” shall mean an amount, or a dividend in an amount, equal to a quarter of the preferred dividends to be paid to Yieldco by ACBH in the relevant fiscal year; and

“US$18,400,000” or an “Annual ACBH Dividend” shall mean an amount, or a dividend in an amount, equal to the preferred dividends to be paid to Yieldco by ACBH in the relevant fiscal year, each as determined after the transfer of such Transfer Stake (and, for the avoidance of doubt, any transfers of other Transfer Stakes prior thereto).

2.5  In the event that Yieldco does not provide guidance on the expected Yieldco Dividends for the following 12 months, ACI and Yieldco hereby agree to take as reference the guidance provided by Yieldco on the expected Yieldco Dividends for the preceding 12 months.

3    Termination

3.1 This Deed shall continue in full force and effect until the first to occur of the following:

3.1.1   Yieldco ceasing to hold any exchangeable preferred equity investment in the capital of ACBH, or

3.1.2   Yieldco exercising its right to exchange its preferred equity interest in ACBH into ordinary shares of one or several project companies owned by ACBH; or

3.1.3   the following conditions being met:

(i)	the total aggregate amount of the dividends paid to ACBH by the projects and freely distributable by ACBH to Yieldco amounting to a minimum of US$36,000,000 or more per financial year for three consecutive financial years calculated as per the prevailing exchange rate published by the Central Bank of Brazil for the purchase of US dollars with Reais at the relevant time;

(ii)	all assets held by ACBH having entered into commercial operation; and

(iii)	ACBH’s cash-flow projection for the following 12 months indicating that there are reasonable grounds to believe that ACBH will be able to pay the Annual ACBH Dividend to Yieldco in respect of the current fiscal year.

3.2      Notwithstanding the foregoing, even if the conditions set out in paragraph 3.1.3 are met, the Parties agree that this Deed shall not be terminated and will continue in full force and effect if a Shortfall is caused by a failure of the relevant corporate body of ACBH to approve sufficient Quarterly ACBH Dividend or Annual ACBH Dividend despite having ACBH sufficient available distributable profits and/or reserves.

3.3     Upon the expiry or termination of this Deed, ACI shall irrevocably waive its rights to receive any Deferred Dividends.

4         General

4.1      A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Deed.

4.2 This Deed may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Either party may enter into this Deed by executing any such counterpart.

4.3      This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law. All the parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Deed and that accordingly any proceedings arising out of or in connection with this Deed shall be brought in such courts.

4.4 In this Deed, “business day” shall mean a day (other than a Saturday, Sunday or public holiday) when banks in London are open for business.

4.5 The address for service of notice to ACI and AC by Yieldco is:

Abengoa Concessions	Address	Great House, GW1, 17th Floor, Great
Investment Limited		West Road, Brentford, United Kingdom
TW8 9DF, London, United Kingdom

	For the attention of	Santiago Seage

	Email	Santiago.seage@abengoa.com

Abengoa Concessions S.L.	Address	Calle Energía Solar, num. 1
41014, Seville, Spain

	For the attention of	Santiago Seage

	Email	santiago.seage@abengoa.com

Abengoa Yield plc	Address	Great House, GW1, 17th Floor, Great
West Road, Brentford, United Kingdom
TW8 9DF

	For the attention of	Company Secretary

	Email	irene.hernandez@abengoayield.com

4.6      A notice shall be deemed to have been received:

4.6.1   if delivered personally, at the time of delivery; or

4.6.2   if sent by fax or email, at the time of transmission; or

4.6.3   if sent by pre-paid first class post, recorded or special delivery, two business days from the date of posting, provided that if deemed receipt under the previous paragraphs of Clause 4.5 takes place other than on a business day or after 5.30 p.m. on a business day it shall be deemed to have been received at 9.30 a.m. on the next following business day.

4.7      In the event Yieldco, AC or ACI subsequently change the periods in respect of which Yieldco or ACI (as the case may be) pays its dividends, the parties shall make such changes to the Deed as are necessary to give effect to the commercial intent of the parties relating to this Deed.

4.8 ACI may, at any time, transfer any of its shares in Yieldco to any other member of the ACI Group if, but only if, the transferee company or companies and ACI shall, prior to such transfer, have first entered into a deed with Yieldco permitting Yieldco to withhold dividends to such transferee companies and otherwise reflecting the commercial intent of, and on the same commercial and legal terms as, this Deed but with amendments to reflect the transfer in ownership of the Yieldco shares. For the purposes of this clause 4.8, “ACI Group” means ACI, its subsidiaries (other than Yieldco or any company which is a subsidiary of Yieldco), any company of which it is a subsidiary (its “holding company”) and any other subsidiaries of any such holding companies, and each company in the ACI Group (other than Yieldco and its subsidiaries) is a “member of the ACI Group”.

In witness whereof this Deed has been delivered on the date first stated above.

Signed as a Deed by	/s/ Javier Garoz Neira
Abengoa Yield plc
acting by Javier Garoz Neira a Director in the presence of

/s/ Eduard Soler Babot

Name: Eduard Soler Babot

Address: Great House West, GW1, 17th Floor, Great West Road, Brentford, UK

Occupation: CFO/COO

Signed as a Deed by	/s/ Santiago Seage
Abengoa Concessions Investments Limited
acting by Santiago Seage Medela a Director in the presence of

/s/ Luis Enrique Pizarro Maqeda

Name: Luis Enrique Pizarro Maqeda

Address: Castellano 43, Madrid Spain

Occupation: Chief Audit Officer

Signed as a Deed by	/s/ Santiago Seage
Abengoa Concessions S.L
acting by Santiago Seage Medela a Director in the presence of

/s/ Luis Enrique Pizarro Maqeda

Name: Luis Enrique Pizarro Maqeda

Address: Castellano 43, Madrid Spain

Occupation: Chief Audit Officer